SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CSRA Inc.

(Name of Subject Company (Issuer))

Red Hawk Enterprises Corp.

a wholly-owned subsidiary of

General Dynamics Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12650T104

(CUSIP Number of Class of Securities)

Gregory S. Gallopoulos, Esq.

Senior Vice President, General Counsel and Secretary

General Dynamics Corporation

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

(703) 876-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joseph P. Gromacki, Esq.

Jenner & Block LLP

353 N. Clark Street

Chicago, Illinois 60654-3456

(312) 222-9350

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$6,843,428,771.65	$852,006.88

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 165,124,117 issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CSRA Inc., a Nevada corporation (the “Company”), multiplied by the offer price of $40.75 per Share; (ii) 2,355,365 Shares issuable pursuant to options to acquire Shares from the Company and stock appreciation rights to receive cash or Shares of the Company (“Company Stock Options”) with an exercise price less than the offer price of $40.75 per Share, multiplied by $17.31, which is the offer price of $40.75 per Share minus the weighted average exercise price for the Company Stock Options of $23.44 per Share; (iii) 691,531 Shares issuable pursuant to the Company’s restricted share unit awards granted pursuant to the CSRA Inc. 2015 Omnibus Incentive Plan whose vesting is conditioned in full or in part based on achievement of performance goals or metrics (the “Company PSU”) multiplied by the offer price of $40.75 per Share; (iv) 1,014,530 Shares issuable pursuant to Company’s other restricted share unit awards granted pursuant to the CSRA Inc. 2015 Omnibus Incentive Plan (the “Company RSUs”) multiplied by the offer price of $40.75 per Share; and (v) 106,200 Shares issuable pursuant to the restricted stock unit awards granted pursuant to the CSRA, Inc. 2015 Non-Employee Director Incentive Plan (the “Director RSUs”) multiplied by the offer price of $40.75 per Share. The foregoing share figures have been provided by the Company to the Purchaser and are as of March 1, 2018, the most recent practicable date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Red Hawk Enterprises Corp., a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of General Dynamics Corporation, a Delaware Corporation (“Parent”), to purchase all of the shares of common stock, par value $0.001 per share (“Shares”), of CSRA Inc., a Nevada corporation (the “Company”), that are issued and outstanding, at a price per Share of $40.75, in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 5, 2018 (as they may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal and letter of instruction to the Company’s 401(k) Plan participants (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and the “Letter of Instruction,” respectively, and, together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 9, 2018 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Purchaser and Parent, a copy of which is incorporated by reference as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 8—Certain Information Concerning the Company” is incorporated in this Schedule TO by reference. The subject company and issuer of the securities subject to the Offer is CSRA Inc. Its principal executive office is located at 3170 Fairview Park Drive, Falls Church, Virginia, and the telephone number of its principal executive offices is (703) 641-2000.

(b) This Schedule TO relates to the Offer by Purchaser to purchase all Shares that are issued and outstanding at a price per Share of $40.75, in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer. The information set forth in the “Introduction” to the Offer to Purchase is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which Shares are traded and certain high and low sales prices for Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Section 6—Price Range of the Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Section 9—Certain Information Concerning Purchaser and Parent” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the “Introduction,” in the “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 1—Terms of the Offer,” “Section 2—Acceptance for Payment and Payment,” “Section 3—Procedure for Tendering Shares,” “Section 4—Withdrawal Rights,” “Section 5—Material United States Federal Income Tax Consequences,” “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations,” “Section 13—The Transaction Documents” and “Section 15—Conditions to the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the “Introduction,” in the “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 1—Terms of the Offer,” “Section 5—Material United States Federal Income Tax Consequences,” “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Section 11—Background of the Offer,” “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal and Dissenter’s Rights” and “Section 13—The Transaction Documents” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 9—Certain Information Concerning Purchaser and Parent,” “Section 11—Background of the Offer,” “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal and Dissenter’s Rights” and “Section 13—The Transaction Documents” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3)-(7) The information set forth in the “Introduction,” in the “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Section 11—Background of the Offer,” “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal and Dissenter’s Rights,” “Section 13—The Transaction Documents” and “Section 14—Dividends and Distributions” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the “Summary Term Sheet” and in the section of the Offer to Purchase entitled “Section 10—Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b) None.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction,” in the “Summary Term Sheet” and in the section of the Offer to Purchase entitled “Section 17—Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the “Summary Term Sheet” and the section of the Offer to Purchase entitled “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal and Dissenter’s Rights,” is incorporated in this Schedule TO by reference.

(a)(2) and (a)(3) The information set forth in the “Summary Term Sheet” and the sections of the Offer to Purchase entitled “Section 1—Terms of the Offer,” “Section 2—Acceptance for Payment and Payment,” “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal and Dissenter’s Rights,” “Section 13—The Transaction Documents,” “Section 15—Conditions to the Offer” and “Section 16—Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the Section of the Offer to Purchase entitled “Section 16—Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 5, 2018

(a)(1)(B)	Form of Letter of Transmittal, together with Form W-9

(a)(1)(C)	Form of Letter of Instruction

(a)(1)(D)	Form of Notice of Guaranteed Delivery

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on March 5, 2018

(a)(1)(H)	Joint press release, dated February 12, 2018, issued by the Company and Parent, relating to the proposed acquisition of the Company by a subsidiary of Parent (incorporated herein by reference from Exhibit 99.1 to Parent’s first Current Report on Form 8-K, filed with the Commission on February 12, 2018)

(a)(1)(I)	Investor presentation, dated February 12, 2018 (incorporated herein by reference from Exhibit 99.1 to Parent’s second Current Report on Form 8-K, filed with the Commission on February 12, 2018)

(a)(1)(J)	Transcript of conference call with investors on February 12, 2018 (incorporated herein by reference from Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO, filed by Parent with the Commission on February 13, 2018)

(a)(1)(K)	Communication to employees of General Dynamics Information Technology dated February 12, 2018 (incorporated herein by reference from Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO, filed by Parent with the Commission on February 13, 2018)

(a)(1)(L)	Transcript of webcast on February 21, 2018 (incorporated herein by reference from Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO, filed by Parent with the Commission on February 21, 2018)

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed with the Commission on March 5, 2018 (incorporated herein by reference)

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)(1)	364-Day Incremental Credit Facility Commitment Letter, dated March 1, 2018, by and among Parent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC and Wells Fargo Bank, National Association (incorporated herein by reference from Exhibit 10.1 to Parent’s Current Report on Form 8-K, filed with the Commission on March 5, 2018)

(b)(2)	Five-Year Multicurrency Credit Facility Commitment Letter, dated March 1, 2018, by and among Parent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC and Wells Fargo Bank, National Association

(d)(1)	Agreement and Plan of Merger, dated February 9, 2018, by and among Parent, Purchaser and the Company, incorporated herein by reference from Exhibit 2.1 to Parent’s first Current Report on Form 8-K, filed with the Commission on February 12, 2018

(d)(2)	Letter Agreement, dated December 13, 2017, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2018

GENERAL DYNAMICS CORPORATION

By:	/s/ Gregory S. Gallopoulos
Name:	Gregory S. Gallopoulos
Title:	Senior Vice President, General Counsel and Secretary

RED HAWK ENTERPRISES CORP.

By:	/s/ Gregory S. Gallopoulos
Name:	Gregory S. Gallopoulos
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal, together with Form W-9*

(a)(1)(C)	Form of Letter of Instruction*

(a)(1)(D)	Form of Notice of Guaranteed Delivery*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on March 5, 2018*

(a)(1)(H)	Joint press release, dated February 12, 2018, issued by the Company and Parent, relating to the proposed acquisition of the Company by a subsidiary of Parent (incorporated herein by reference from Exhibit 99.1 to Parent’s first Current Report on Form 8-K, filed with the Commission on February 12, 2018)

(a)(1)(I)	Investor presentation, dated February 12, 2018 (incorporated herein by reference from Exhibit 99.1 to Parent’s second Current Report on Form 8-K, filed with the Commission on February 12, 2018)

(a)(1)(J)	Transcript of conference call with investors on February 12, 2018 (incorporated herein by reference from Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO, filed by Parent with the Commission on February 13, 2018)

(a)(1)(K)	Communication to employees of General Dynamics Information Technology dated February 12, 2018 (incorporated herein by reference from Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO, filed by Parent with the Commission on February 13, 2018)

(a)(1)(L)	Transcript of webcast on February 21, 2018 (incorporated herein by reference from Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO, filed by Parent with the Commission on February 21, 2018)

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed with the Commission on March 5, 2018 (incorporated herein by reference)

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)(1)	364-Day Incremental Credit Facility Commitment Letter, dated March 1, 2018, by and among Parent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC and Wells Fargo Bank, National Association (incorporated herein by reference from Exhibit 10.1 to Parent’s Current Report on Form 8-K, filed with the Commission on March 5, 2018)

(b)(2)	Five-Year Multicurrency Credit Facility Commitment Letter, dated March 1, 2018, by and among Parent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC and Wells Fargo Bank, National Association*

(d)(1)	Agreement and Plan of Merger, dated February 9, 2018, by and among Parent, Purchaser and the Company, incorporated herein by reference from Exhibit 2.1 to Parent’s first Current Report on Form 8-K, filed with the Commission on February 12, 2018

(d)(2)	Letter Agreement, dated December 13, 2017, between the Company and Parent*

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.